September 22, 2005

VIA EDGAR AND FACSIMILE (202-772-9217)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	Mr. Jeffrey P. Riedler, Esq.
Mr. Zafar Hasan, Esq.
Mr. Albert Lee, Esq.

Re:	Intarcia Therapeutics, Inc.
Registration Statement on Form S-1
Commission File No. 333-122581
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Intarcia Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-122581 (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on February 7, 2005.

Pursuant to the Registration Statement, the Registrant proposed to register up to 5,750,000 shares of its Common Stock, $0.001 par value per share (the “Shares”), for issuance to the public with a proposed maximum aggregate offering price of $86,250,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares.  The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement.

Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Intarcia Therapeutics, Inc., 2000 Powell Street, Suite 1640, Emeryville, California 94608 and to James C. Kitch, Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155.

Intarcia Therapeutics, Inc.  2000 Powell Street, Suite 1640   Emeryville  CA 94608   tel: 510. 652. 2600   fax: 510. 652. 2657  www.intarcia.com

If you have any questions regarding the foregoing application for withdrawal, please contact James C. Kitch of Cooley Godward LLP at (650) 843-5027.

Sincerely,

Intarcia Therapeutics, Inc.

By:	/s/ James M. Ahlers
James M. Ahlers
Vice President of Finance and Operations and
Chief Financial Officer

cc:	James C. Kitch – Cooley Godward LLP
Sally A. Kay – Cooley Godward LLP